HAPPY CITY HOLDINGS LIMITED

May 28, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C., 20549

Attn: Jenna Hough

Re:	Happy City Holdings Limited
Registration Statement on Form F-1
File No. 333-285856
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Happy City Holdings Limited hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, so that such Registration Statement will become effective at 5:00 p.m., Eastern Time, on May 30, 2025, or as soon thereafter as practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

Happy City Holdings Limited

By:	/s/ Suk Yee, Kwan
	Name:	Suk Yee, Kwan
	Title:	Chief Executive Officer and Director